EXHIBIT 8.23



                   AGREEMENT FOR ACQUISITION OF PRODUCT RIGHTS

     This Agreement is made as of this 11th day of January, 2002 by and between American Access Technologies, Inc., ("American Access" or "AATK") a corporation duly organized and existing under the laws of Florida, with offices at 37 Skyline Drive, Suite 1101, Lake Mary, Florida, 32746 and Bill Sherer Corporation, ("BSC") a corporation duly organized and existing under the laws of the State of Florida, with offices at P.O. Box 5184, Ocala, Florida, 34478, and Bill Sherer, an individual.

RECITALS

         A. Upon the terms and subject to the conditions of this Agreement and in accordance with the laws of the State of Florida, American Access and BSC hereby enter into a business transaction whereby AATK will acquire from BSC all rights, entitlements, logos, trademarks, good will and designs pursuant to the Northern Lights/Eclipse Air Cleansing System (the "Products").

         B. This Agreement shall be binding upon American Access and BSC and their successors and assigns.

         NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. American Access shall receive all rights, title and interest in the Products, including inventions, trademarks, discoveries, improvements, designs, brands, specifications, customer lists, logos, supplier lists, marketing material, whether copywritten or not, any plans and all other material owned or controlled by BSC or Sherer used or useful in manufacturing and sale of the Products.

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2.       In exchange for relinquishing all rights and title to the Air Cleansing
         System "Northern Lights and Eclipse, BSC shall receive from American Access a one-time cash payment of $50,000. Additionally, BSC shall receive $500,000 to be issued in American Access Technologies, Inc. common stock, the terms of which are as follows:
a. The shares are issued upon request of the seller. No payment is due and no payment may be requested until one year after closing of this sale. BSC or Sherer may request a portion or all of the shares beginning one year after the execution of this agreement and ending five years after the date of the execution of this agreement.
b. Interest on the balance of the $500,000 shall accrue at 5% and is payable in common stock.
c. The number of shares to be issued shall be calculated as the dollar amount specified by BSC or Sherer divided by the average closing price of the shares as reported by Nasdaq for the preceding 30 trading days prior to the request.
d. In no event during the five-year period will BSC or Sherer request or own more than 19.9% of the outstanding stock of American Access.
e. BSC and Sherer acknowledge that the shares are not registered securities under the Securities Act of 1933, as amended (the "Act").
         The shares to be issued are restricted under Rule 144 of the Act until such time as American Access registers said shares with the Securities and Exchange Commission or said shares become free trading under Rule
         144. The Company has made no representations to register these securities in the future. BSC has executed an investment letter that is hereby attached as Exhibit "A".
3. American Access shall forgive approximately $123,000, the outstanding receivable currently carried by American Access on BSC's account.
4.       BSC and Sherer represent and warrant to the Company as follows:

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a.       BSC has good and marketable title to the ultraviolet Air Cleansing
         System hereby sold, assigned, transferred, conveyed, and delivered, and will warrant and defend the sale of said Air Cleansing System against all and every person or persons whomsoever claiming to or making claim against any or all of the same, and will take all steps necessary to put American Access, its successors or assigns, in actual possession and operating control of said Air Cleansing System.
b. No consent, license, approval or authority of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery and performance of this Agreement. Neither the execution nor delivery of this Agreement nor the consummation of the transaction contemplated hereby will conflict with, or result in a breach of the terms, conditions, or provision of, or constitute a default under, any applicable law, administrative regulation or judgment, order or decree of any court or governmental body, any contract or agreement to which BSC, or Sherer, is a party.
c. BSC is the sole and rightful owner of the Products and all therein and all assignments thereof to it from others are valid and in full force and effect. To the best knowledge of BSC and Sherer, the Products do not infringe patents of others or violate rights of others.
d. Neither BSC nor Sherer have received notice of infringement of or conflict with asserted rights of others with respect to the Products and to the best of their knowledge, no claim of infringement has been threatened with respect thereto.
5. For a period of five years after the date of this agreement, BSC and its principal Bill Sherer shall not enter into any agreement (whether oral or written) as manufacturer, employee, independent contractor, officer, director, consultant or otherwise) to provide any ultraviolet light Air Cleansing System identical to or similar to the "Northern Lights/Eclipse system.
6. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (i) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without

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         limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held, invalid illegal or unenforceable.
7. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both parties hereto. No waiver of any other provisions hereof (whether or not similar) shall be binding unless executed in writing by both parties hereto nor shall such waiver constitute a continuing waiver.
8. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which shall constitute one and the same Agreement.
9. The Parties agree that should any dispute arise in the administration of this Agreement, that the dispute shall be resolved through arbitration under the rules of the American Arbitration Association, with its location in Seminole County, Florida.
10. This agreement contains the entire agreement between the parties and supersedes any and all prior understandings, agreement or correspondence between the parties.
         IN WITNESS WHEREOF, American Access Technologies, Inc. and Bill Sherer Corporation have caused this Agreement to be signed by their duly authorized representatives as of the day and year first above written.

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         American Access Technologies, Inc.      Bill Sherer Corporation


         By:                                     By:
            -------------------------------          ---------------------------
         Name:  John E. Presley                      Name: Bill Sherer
         Title: President                            Title: President

                                                     --------------------------
                                                     Bill Sherer